April 5, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (317) 808-6794

Mr. Matthew A. Cohoat
Executive Vice President and Chief Financial Officer
Duke Realty Corporation
600 East 96th Street
Suite 100
Indianapolis, IN  46240

Re:	Duke Realty Limited Partnership
Form 10-K for the year ended December 31, 2004
File No. 000-20625

Dear Mr. Cohoat:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Note 2, Summary of Significant Accounting Policies

Real Estate Investments, pages 49-51

1. We note here and on page 23 in MD&A that you analyze your investments in joint ventures under FIN 46(R) to determine if the joint venture is considered a variable interest entity and would require consolidation. However, your disclosure suggests that you follow a voting interest model rather than a risk and rewards model as contemplated in FIN 46(R). In a supplemental response, and in future filings, please clarify whether any of your joint ventures are variable interest entities under FIN 46(R).

2. In your response to the above comment, tell us the facts and circumstances you considered when making this determination for your
investment in Dugan Realty LLC.    In this regard, advise us in
detail how you considered other interests held by you (i.e. obligations associated with your debt guarantee and the ability of the other investor to put an interest in the joint venture to you) in your analysis of paragraph 5(c) of FIN 46(R). In addition, include a brief description of the structure of this joint venture and how significant decisions affecting the joint venture are made between you and the other joint venture partners.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.








	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 942-1960, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Linda van Doorn
      Senior Assistant Chief Accountant

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Duke Realty Limited Partnership
April 5, 2005
Page 1